77E                         Legal Proceedings


                     PIMCO Funds: Multi-Manager Series

Subsequent Events


On May 6, 2004, the SEC filed a complaint in the U.S. District Court in the Southern District of New York alleging that PA Fund Management LLC ("PAFM"), PEA Capital LLC ("PEA") and PA Distributors LLC ("PAD") and certain of their officers had, among other things, violated various antifraud provisions of the federal securities laws in connection with an alleged market-timing arrangement involving trading of shares of the PEA Growth Fund, the PEA Opportunity Fund, the PEA Innovation Fund and the PEA Target Fund. The complaint seeks injunctive relief, disgorgement plus pre-judgment interest, monetary penalties, and an order permanently enjoining the defendants from serving as investment advisers, principal underwriters, officers, directors, or members of any advisory boards to any registered investment companies.

On February 10, 2004, the Trust's Independent Trustees informed PEA of certain conclusions they had reached following an extensive independent investigation into certain short-term trading in Funds sub-advised by PEA.
On February 16, 2004, PEA agreed to pay approximately $1.6 million to the Funds involved. This amount represents profits that would otherwise have been realized by Fund shareholders as well as PEA's decision to pay the Funds an amount equal to all fees paid on assets of the short-term trader invested in the Funds and other collective investment advisory vehicles managed by PEA to PAFM, PEA and PAD. The PEA payments were not greater than or equal to 1/2 of 1% of the net asset value of any Fund. In addition, PAFM, PEA and PAD are in settlement discussions with the SEC staff with respect to the SEC's complaint discussed above. It is possible that in connection with any settlement, additional payments will be made to the Funds involved.

On June 1, 2004, the Attorney General of the State of New Jersey announced that it had entered into a settlement agreement (the "New Jersey Settlement") with PAD and PEA and their parent, Allianz Dresdner Asset Management of America L.P. ("ADAM"), in connection with the complaint filed by the New Jersey Attorney General on February 17, 2004. In the New Jersey Settlement, ADAM, PAD and PEA neither admitted nor denied the allegations or conclusions of law, but did agree to pay New Jersey a civil fine of $15 million and $3 million for investigative costs and further potential enforcement initiatives against unrelated parties. They also undertook to implement certain governance changes. The complaint relating to the New Jersey Settlement alleged, among other things, that PEA, PAD and ADAM had failed to disclose that they improperly allowed certain hedge funds to engage in "market timing" in the PEA Growth Fund, the PEA Opportunity Fund, the PEA Innovation Fund, the PEA Target Fund and certain other affiliated funds. The complaint sought injunctive relief, civil monetary penalties, restitution and disgorgement of profits.

In November 2003, the SEC settled an enforcement action against an unaffiliated broker-dealer relating to the undisclosed receipt of fees from certain mutual fund companies in return for preferred marketing of their funds and announced that it would be investigating mutual funds and their distributors generally with respect to compensation arrangements (sometimes called "revenue sharing") relating to the sale of mutual fund shares. In that connection, PAFM, PAD and other affiliates are under investigation by the SEC relating to revenue-sharing arrangements and the use of brokerage commissions to recognize brokers effecting sales of the Funds and of the series of PIMCO
Funds: Pacific Investment Management Series (collectively, the "PIMCO Funds"). In addition, the Attorney General of the State of California has publicly announced an investigation into the PIMCO Funds' brokerage recognition and revenue-sharing arrangements. Settlement discussions with the SEC staff and the California Attorney General with respect to these matters are in process, and it is possible that in connection with any settlements, payments will be made to the Funds involved.

Since February, 2004, PAFM, PEA, PAD and certain of their affiliates and employees, the Funds, the Funds' sub-advisers, other PIMCO Funds and the Trustees of the Trust have been named as defendants in 14 lawsuits filed in U.S. District Court in the Southern District of New York, the Central
District of California and the Districts of New Jersey and Connecticut. Ten of those lawsuits concern "market timing," and they have been transferred to and consolidated for pre-trial proceedings in the U.S. District Court for the District of Maryland; four of those lawsuits concern "revenue sharing" and have been consolidated into a single action in the U.S. District Court for the District of Connecticut. The lawsuits have been commenced as putative class actions on behalf of investors who purchased, held or redeemed shares of the Funds during specified periods or as derivative actions on behalf of the Funds. The lawsuits generally relate to the same facts that are the subject of the regulatory proceedings discussed above. The lawsuits seek, among other things, unspecified compensatory damages plus interest and, in some cases, punitive damages, the rescission of investment advisory contracts, the return of fees paid under those contracts and restitution. PAFM, PEA, PAD and the Trust believe that other similar lawsuits may be filed in federal or state courts naming ADAM, PAFM, PEA, PAD, the sub-advisers, the Funds, other PIMCO Funds, the Trust, the Trustees and/or their affiliates and employees.

Under Section 9(a) of the Investment Company Act, if any of the various regulatory proceedings or lawsuits were to result in a court injunction against PAFM, PEA, PAD and/or ADAM, they and their affiliates (including the Funds' sub-advisers) would, in the absence of exemptive relief granted by the SEC, be barred from serving as an investment adviser/sub-adviser or principal underwriter for any registered investment company, including the Funds. ADAM and certain of its subsidiaries have responded to an inquiry from the SEC concerning the status of the New Jersey Settlement under Section 9(a). PAFM, PEA, PAD and/or ADAM have determined that all those entities and their affiliates (including the sub-advisers) will seek exemptive relief from the SEC under Section 9(c) of the Investment Company Act, although there is no assurance that such exemptive relief will be granted.

In addition, it is possible that these matters and/or other developments resulting from these matters could result in increased Fund redemptions or other adverse consequences to the Funds. However, PAFM, PEA and PAD believe that these matters are not likely to have a material adverse effect on the Funds or on PAFM's, PEA's or PAD's ability to perform their respective investment advisory or distribution services relating to the Funds.